UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Other Events.

Gregor Morela, Chief Accounting Officer of CDC Software Corporation (the “Company”) and CDC Corporation (“CDC”), resigned from his position with the Company and CDC, and has accepted a senior officer position with an affiliate of BBMF K.K. CDC Games International Corporation, an affiliate of the Company, holds shares representing a 19.9% interest in BBMF K.K. Mr. Morela’s departure was not the result of any disagreements with the Company or CDC regarding financial or accounting matters.

Mr. Stephen Dexter has replaced Mr. Morela as Chief Accounting Officer of the Company and CDC.

Exhibit No.	Description

1.01	Press release dated June 9, 2010 CDC Software Included in 2010 Supply & Demand Chain Executive Top 100

1.02	Press release dated June 11, 2010 CDC Software To Implement its PeoplePoint Solution At its First Aged Care Customer in New Zealand (Australia)

1.03	Press release dated June 14, 2010 CDC Software Estimates 33-42 Percent Growth in Second Quarter 2010 Application Sales

1.04	Press release dated June 15, 2010 CDC Software Launches CDC Pivotal CRM for Small and Mid-Size Businesses

1.05	Press release dated June 17, 2010 CDC Software Recognized as a Leader by Independent Research Firm’s Latest CRM Software Reports

1.06	Press release dated June 21, 2010 CDC Software Launches CDC Pivotal Social CRM, A New Solution that Integrates with Facebook, Twitter and other Popular Social Media Sites

1.07	Press release dated June 28, 2010 CDC Software Revises Estimate for, and Expects a 66 Percent Increase in, Second Quarter 2010 Application Sales Compared to Q2 2009

1.08	Press release dated July 14, 2010 CDC Software to Hold Second Quarter 2010 Earnings Call on July 29, 2010 at 8:30 AM EDT

1.09

Press release dated July 19, 2010

Intersnack Plans to Expand CDC Software’s CDC Factory Solution to 10 Additional Plants Across Europe to Accelerate Operational Excellence and Improve Competitive Positioning

1.10	Press release dated July 29, 2010 CDC Software Exceeds Second Quarter 2010 Estimates for Application Sales with a 73 Percent Increase Compared to Same Period Last Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: July 29, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated June 9, 2010 CDC Software Included in 2010 Supply & Demand Chain Executive Top 100

1.02	Press release dated June 11, 2010 CDC Software To Implement its PeoplePoint Solution At its First Aged Care Customer in New Zealand (Australia)

1.03	Press release dated June 14, 2010 CDC Software Estimates 33-42 Percent Growth in Second Quarter 2010 Application Sales

1.04	Press release dated June 15, 2010 CDC Software Launches CDC Pivotal CRM for Small and Mid-Size Businesses

1.05	Press release dated June 17, 2010 CDC Software Recognized as a Leader by Independent Research Firm’s Latest CRM Software Reports

1.06	Press release dated June 21, 2010 CDC Software Launches CDC Pivotal Social CRM, A New Solution that Integrates with Facebook, Twitter and other Popular Social Media Sites

1.07	Press release dated June 28, 2010 CDC Software Revises Estimate for, and Expects a 66 Percent Increase in, Second Quarter 2010 Application Sales Compared to Q2 2009

1.08	Press release dated July 14, 2010 CDC Software to Hold Second Quarter 2010 Earnings Call on July 29, 2010 at 8:30 AM EDT

1.09

Press release dated July 19, 2010

Intersnack Plans to Expand CDC Software’s CDC Factory Solution to 10 Additional Plants Across Europe to Accelerate Operational Excellence and Improve Competitive Positioning

1.10	Press release dated July 29, 2010 CDC Software Exceeds Second Quarter 2010 Estimates for Application Sales with a 73 Percent Increase Compared to Same Period Last Year